Exhibit 99.1

ARIS MINING REPORTS H1 2024 PRODUCTION, PROVIDES EXPANSION PROJECTS
UPDATE AND REAFFIRMS FULL YEAR 2024 GUIDANCE

Vancouver, Canada, July 16, 2024 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces gold production of 99,983 ounces for the first half of 2024 (H1 2024), with 88,613 ounces from Segovia and 11,370 ounces from the Marmato Upper Mine. In the same period in 2023, the Company produced 104,906 ounces of gold, including 94,395 ounces from Segovia and 10,511 ounces from the Marmato Upper Mine. As the Segovia mine plan progresses to higher-grade zones the Company is on track to meet the lower end of its full-year production guidance of 220,000 to 240,000 ounces.

Neil Woodyer, CEO of Aris Mining, commented “Our Segovia processing facilities performed well during Q2, consistently achieving over 2,000 tonnes per day (tpd) of throughput. As previously disclosed, the Segovia Operations were moving through relatively low-grade zones in the production schedule, and higher-grade zones are now being mined.

During the second quarter we made meaningful progress with our expansion projects at Segovia and Marmato. Aris Mining continues to target an annual production run-rate of approximately 500,000 ounces of gold by the second half of 2026 once the expansion projects are complete.

At Segovia, expansion of the processing plant will increase throughput capacity by 50% from 2,000 tpd to 3,000 tpd, enabling the mine to produce 300,000 ounces of gold annually. We are on track for construction completion in early 2025, followed by a ramp-up period. Our updated capital cost estimate for the project is $15 million, resulting in an excellent return on invested capital.

At Marmato, as at the end of May 2024, we have spent $30 million out of the $280 million construction budget for the Lower Mine. Of the remaining $250 million, $122 million will be funded by stream financing. The stream financing is subject to capital expenditure milestones defined as 25%, which is expected to be achieved in the third quarter of this year, 50% and 75% of projected completion, with $40 million in funding occurring following achievement of each of the first two milestones and $42 million on achievement of the last. The Lower Mine project is on track for first gold pour by the end of 2025, followed by an approximate six-month ramp-up period as per prior guidance. In addition to the Lower Mine construction progress, we are transforming the Upper Mine production plan by transitioning the operation of the Upper Mine to contract mining partners (CMP), which mirrors our successful operating model at Segovia.

At Soto Norte, we now own 51% of the project following successful completion at the end of June 2024 of our previously announced transaction to acquire an additional 31% of the project. Since closing, we have been focused on integrating the administration and management of Soto Norte into the Aris Mining structure. Feasibility level studies are underway on a new, smaller scale development plan, and results are expected in early 2025.

We are excited about the transformational near-term growth we will deliver over the next two years through the Segovia and Marmato expansions, while progressing Soto Norte to unlock our next growth project for 2027 and beyond.”

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Q2 2024 Financial Results

Aris Mining will announce its full Q2 2024 financial results after market close on Tuesday, August 13, 2024. Management will host a conference call on Wednesday, August 14, 2024, at 9:00 am ET / 6:00 am PT to discuss those financial results. The call will be webcast and can be accessed at Aris Mining’s website at https://aris-mining.com, or at Webcast | Q2 2024 Results Conference Call (choruscall.com).

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration (dpregister.com). Upon registering, call in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Participants who prefer to dial-in and speak with a live operator, can access the call by dialing:

Toll-free North America: +1-844-763-8274

International: +1-647-484-8814

After the call, an audio recording will be available via telephone until end of day August 21, 2024. The recording can be accessed by dialing:

Toll-free in the US and Canada: +1-877-344-7529

International: +1-855-669-9658; and using the access code: 3164349

A replay of the webcast will be archived in the Events and Presentations page of our website.

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and the Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of approximately 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion scheduled for completion in Q1 2025 and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the 51% owned Soto Norte joint venture, where Feasibility level studies are underway on a new, smaller scale development plan, with results expected in early 2025. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of traditional miners into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

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For further information, contact:

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations + 1.604.417.2574

Technical Disclosure and Qualified Person

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101. Unless otherwise indicated, the scientific disclosure and technical information included in this news release are based upon information included in the NI 43-101 compliant technical reports listed below and are available for review on SEDAR+ at www.sedarplus.ca, on the Company's website at www.aris-mining.com, and in the Company's filings with the U.S. Securities and Exchange Commission at www.sec.gov.

•	“NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 6, 2023, with an effective date of September 30, 2023, and prepared by Pamela De Mark, P.Geo., Inivaldo Diaz, CP, and Cornelius Lourens, FAusIMM.
•	“Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022 and prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, SME-RM, Joanna Poeck, PE, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME-RM, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, PEng, David Bird, PG and Pamela De Mark, P.Geo.

Forward-Looking Information

This news release contains “forward-looking information” or forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company remaining on-track to deliver full year 2024 production guidance, plans to progress to higher grade zones at the Segovia Operations, the Company being in position to produce 500,000 ounces in 2026, the details of and expected production at the Segovia Operations after completion of the expansion project, the Marmato Lower Mine expansion project and the details, benefits and timing thereof, expected achievement of the stream financing milestones, transitioning of Upper Mine operations to the CMPs, the release of the Q2 2024 financial results and the Company's plans and strategies are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

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Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining's annual information form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company's filings with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, FOFI) about the Company's prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company's actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company's future operations and management's current expectations relating to the Company's future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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